

OFFERING MEMORANDUM

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KICAZ011 KEEP IT CUT

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	KICAZ011 KEEP IT CUT
State of Organization	AZ
Date of Formation	08/10/2023
Entity Type	Limited Liability Company
Street Address	2824 E Indian School Rd, Phoenix AZ, 85016
Website Address	www.keepitcut.com

(B) Directors and Officers of the Company

Key Person		Joshua Thorsvik
Position with the Company		
	Title	Managing Partner
	First Year	2012
Other business experience (last three years)		*Josh holds a Bachelor's degree in Finance from Washington State University and a Master of Business Administration from Arizona State University. He has 9 years experience as a pricing analyst at U-Haul International and JetBlue Airways. He is a veteran, having served 6 years in the Washington Air National Guard. He and Co-Owner Jacob have been best friends since 6th grade and have partnered on multiple businesses together over the years.*

Key Person	Jacob Meltzer
Position with the Company Title First Year	 Managing Partner 2012
Other business experience (last three years)	Jacob holds a Bachelor's degree in Biology from Western Washington University and a Master in Post Secondary and Higher Education from Arizona State University. For ten years he pursued student leadership development and property management before transitioning to his personal business full time. He and Co-Owner Josh have been best friends since 6th grade and have partnered on multiple businesses together over the years.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Joshua Thorsvik	50%
Jacob Meltzer	50%

(D) The Company's Business and Business Plan

Keep It Cut is about being unique...

We are a locally owned men's hair salon chain of 10 locations with a unique twist, Unlimited Haircut Memberships. Since 2013 our clients can get a single haircut or sign up for the monthly membership and get UNLIMITED haircuts. Think Netflix for hair. This pricing niche along with our focus on highly trained staff who give high quality haircuts is a large differentiator from our competition. Memberships aren't just unique in idea though. They provide strength to the business model by ensuring all our clients haircut dollars are spent with us, building loyalty which increases retention, and inspires clients to refer in their friends.

Keep It Cut is about the clients...

We pride ourselves on having a friendly personality, quality haircuts, a modern urban industrial decor (concrete floor, exposed ceiling, natural woods), and clean jazzy indie hip hop music in the background (hand curated by co-owner Josh). With 10 locations around the valley, open 7 days a week, clients can walk in for a cut or conveniently book an appointment through the Keep It Cut website or app. Currently we are in development of a new booking app that should really improve client experience (expected by Q1 2024). We love our clients and we think they feel that love every time they come.

Keep It Cut is about the staff...

We follow the mantra that if as a business you take care of your staff, in turn they take care of your clients, and in turn they take care of your profit. Therefore we have positioned ourselves in the marketplace to be exceedingly attractive to experienced staff. We offer above industry standard base pay, incentive bonuses, and a full benefits package including Health/Dental/Vision/Short Term Disability/Life Insurance/Paid Time Off/Matching Retirement Plan. Just as important as compensation though is that we treat staff as people, not robots. The combo of feeling valued and being compensated well makes our staff love coming to work. Stop in, get a haircut, and see for yourself.

Mission, Vision, Values

We are a values driven business. We believe that our unique subscription model built on a strong foundation of meaningful operational values drives our success.

Leading Property for Location 11

There are many great properties right now that would be a good fit for Keep It Cut. Though this could change, currently we are pursuing a lease at the Vineyard Town Center in Queen Creek. This is a new development by Vestar, a development company known for Class A properties like [Desert Ridge Marketplace](#) (we already have a location here that does really well) and [Tempe Marketplace](#).

We have looked at Queen Creek before, but this was the first location that felt right. Strong anchors and mix of tenants, quality client demographics surrounding the area, and a solid base of cosmetologists/barbers in the area to pull from.

Vineyard Town Center is on the NW corner of Gantzel and Combs and will showcase Sprouts and Target as their major anchors along with other well known chains such as McDonalds, MOD Pizza, Wingstop, First Watch, European Wax Center, and many more. It is expected to be a powerhouse complex, right across the street from an already established strong shopping center anchored by Fry's grocery.

The Team

Josh Thorsvik, Co-Owner

Josh holds a Bachelor's degree in Finance from Washington State University and a Master of Business Administration from Arizona State University. He has 9 years experience as a pricing analyst at U-Haul International and JetBlue Airways. He is a veteran, having served 6 years in the Washington Air National Guard. He and Co-Owner Jacob have been best friends since 6th grade and have partnered on multiple businesses together over the years.

Jacob Meltzer, Co-Owner

Jacob holds a Bachelor's degree in Biology from Western Washington University and a Master in Post Secondary and Higher Education from Arizona State University. For ten years he pursued student leadership development and property management before transitioning to his personal business full time. He and Co-Owner Josh have been best friends since 6th grade and have partnered on multiple businesses together over the years.

Brittney Nichols, Regional Manager

Brittney has been in the salon industry since 2008 and holds a Barbering, Cosmetology, and Instructor license. She ran her own full service salon suite and boutique clothing store before specializing in men's haircutting. In 2016 Brittney took a stylist role at Keep It Cut, then quickly moved into management, and now holds a Regional Management position overseeing operations. An entrepreneur at heart she also has multiple side ventures of her own including a horse trailer turned into a chic mobile bar for events.

Dawnele Laforais, Talent Manager

Dawnele received her Cosmetology license in 1991 and has done it all. She has worked as a stylist, Store Manager, General Manager, and Educator. Most recently she worked for a major national franchise for 23 years both on the local and corporate level. She recently joined the Keep It Cut team to take on talent management from recruiting to ongoing training for staff to ensure brand quality.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$310,000
Offering Deadline	October 27, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$350,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Tenant Improvements	$152,075	$222,075
Salon and Office Supplies, Tools	$30,000	$30,000
Working Capital	$100,000	$67,300
Security Deposit	$7,000	$7,000
Mainvest Compensation	$20,925	$23,625
TOTAL	$310,000	$350,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	12.0 - 13.5%[2]
Payment Deadline	2032-12-31
Maximum Payment Multiple	1.65 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.97%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 12.0% and a maximum rate of 13.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$310,000	12.0%
$320,000	12.4%
$330,000	12.8%
$340,000	13.1%
$350,000	13.5%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Joshua Thorsvik	50%
Jacob Meltzer	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Keep It Cut LLC has been operating since September 2013 and has since achieved the following milestones:

- Opened 10 locations in the Phoenix, AZ metropolitan area.

- Performed over 1 million haircuts.

- Employee over 100 people.

Historical financial performance is not necessarily predictive of future performance.

Individual LLC Limitation

Keep It Cut Location 11 will be set up as an independent LLC, KICAZ011, under a management agreement with Keep It Cut LLC. Keep It Cut LLC assumes no risk for the success or failure of KICAZ011 LLC and is not financially responsible for KICAZ011 including debt obligations raised through this offering. All financial projections are based off of averages of historical Keep It Cut LLC data, but are best guesses and not guaranteed.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$109,082	$330,840	$432,944	$508,073	$568,241
Cost of Goods Sold					
Gross Profit	$109,082	$330,840	$432,944	$508,073	$568,241
EXPENSES					
Rent	$57,344	$87,163	$88,906	$90,684	$92,498
Payroll	$76,415	$198,504	$259,766	$304,844	$340,945
Other	$32,000	$48,000	$49,021	$55,888	$62,507
Operating Profit	$-56,677	$-2,827	$35,251	$56,657	$72,291

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V